UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                               30









                  AIMRITE HOLDINGS CORPORATION
     (Exact name of registrant as specified in its charter)







Nevada                                            68-0386443
(State of organization) (I.R.S. Employer Identification No.)

525 Stevens Ave. West, Solana Beach, CA  92075
(Address of principal executive offices)

Registrant's telephone number, including area code (858) 259-7400

Registrant's Attorney: Daniel G. Chapman, Esq., 2080 E. Flamingo
Rd., Suite 112, Las Vegas, NV 89119 (702) 650-5660

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share,    Preferred Stock,
$0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

AimRite Holdings Corporation (the "Company") is a Nevada corporation formed as Q-Com Corp. on September 6, 1988. On April 10, 1995, the Company amended its Articles of Incorporation changing its name to Drink World, Inc. in conjunction with a proposed acquisition (see below). On July 21, 1995, the Company changed its name to AimRite Holdings Corporation (AHC) under new management and ownership. The formation of AHC was for the purpose of exploiting and manufacturing the COAST (Computer Optimized Adaptive Suspension Technology) system through a master license from a formerly-owned subsidiary, AimRite Systems International, Inc. ("ASI") (see below). During the period of 1988 to 1995, the Company's primary activity was looking for a merger partner. Its principal place of business is located at 525 Stevens Ave. West, Solana Beach, CA 92075.

The founders were issued a total 1,000,000 common shares at a par value of $0.01. On December 31, 1994, the Company had 1,000,000 Common Shares of $0.01 par value voting stock issued and outstanding. The Restated Articles of Incorporation filed on April 10, 1995, also authorized the Company to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share, and 10,000,000 shares of Preferred Stock with a par value of $0.001 per share.

On July 21, 1995, the Company's stock underwent a 2:1 forward stock split and an additional 8,000,000 shares of the Company's common stock was issued to acquire an 80% interest in ASI. On March 12, 1996, the Company issued approximately 14,000,000 shares of common stock to pay the debts of the Company. The Company then authorized a 1:20 reverse stock split on May 25, 1996. During 1996, 726,000 shares of common stock were issued for services rendered, 200,000 shares were issued for cash and an additional 6,800,000 were issued for payment of debts. In 1997, the Company issued 442,319 shares in exchange for cash, an additional 1,054,275 shares for consulting services performed, and 2,000,000 shares for a licensing agreement for its current product offering (see below). In 1998, the Company issued 6,000,000 shares for payment of debts, 6,035,010 shares were issued for services rendered valued at $3,826,160 and 2,500,000 shares for a total consideration of $250,000. During 1999, the Company has issued 2,000,000 shares of its common stock for a total consideration of $500,000 and 1,000,000 Series "A" Preferred shares for debt forgiveness and services. All issuances were made pursuant to Rule 504 of Regulation D. Total common shares issued and outstanding as of May 27, 1999 is 28,957,605 of which 17,700,004 shares are restricted.

In   June  1999,  the  Company  received  $1,000,000  in  project investment capital, which represents accumulated investments by private individuals in preferred shares.

Drink World

On March 31, 1995, the Company issued 1,750,000 shares of common stock to acquire Drink World, Inc. The proposed acquisition of Drink World was to resolve a marketing conflict with a company in the State of California. On July 12, 1995, the acquisition of Drink World was terminated. Because the parties were unable to agree on material terms, he stock was returned and cancelled. Two months later, the Company changed its name to AimRite Holdings Corporation.

Aimrite Systems International, Inc. ("ASI")

ASI was formed on January 15, 1993 under the laws of the State of Nevada for the purpose of engaging in Research and Development, Marketing, and sales of computer operated vehicle suspension systems. On May 25, 1993, ASI acquired the patents and technologies for the COAST systems from Advanced Suspension Technologies, Inc. in a stock exchange.

The ASI Board of Directors determined that it had no further funds available for the development of the COAST technology. KenMar Company Trust and AimRite Holdings Corporation made an offer to ASI encompassing the sale of assets in exchange for the forgiveness of debt and the assumption of debt and liabilities. The assets acquired by AHC were divided into "technology assets" and "hard assets". AHC assumed trade accounts payable in the sum of $103,314.01, the account payable to the patent law firm of Christie Parker and Hale in the approximate amount of $53,213.00 and portion of the debt to KenMar Company Trust in the amount of $142,655.00 AHC transferred to all then existing ASI stockholders one share of AHC stock for each share of ASI stock they held. KenMar Company Trust transferred 426,584 shares of ASI back to ASI in return, forgave $100,000.00 of debt owed it by ASI and assumed responsibility for ASI's payments to Lonnie Woods and James Hamilton, the developers of the COAST system, under their consulting agreements. The purchase price was calculated based on the opinion of an outside certified public accountant as to the value of the assets transferred. The negotiations consisted of a presentation to the ASI Board of Directors. The agreements were approved by a disinterested majority of the board, that is no board member with any interest or holdings in AHC or KenMar Company Trust voted. The agreements were subject to being approved by the stockholders of ASI. At a special meeting of the stockholders of ASI in February 1997 the acquisition of the assists and assumption of liabilities was approved by a disinterested majority of the stockholders of ASI. Under the terms of the agreements, neither KenMar Company Trust nor any related person or entity received any AHC stock based on their ASI stock holdings. KenMar Company Trust received patent numbers #4,722,548; #4,651,838; #4,677,263; #5,529,152.

AHC did not receive the patents because it did not have sufficient assets at the time to acquire the patents and assume responsibility for patent completion and the consulting agreements with Mr. Woods and Mr. Hamilton for a fair purchase price. Under the terms of the licensing agreement, AHC has an international non-exclusive license to develop and market the COAST technology. KenMar Company Trust receives an 8% royalty on each system. The agreement contains a non-circumvention clause. Management believes that the lack of ownership of the patents will not have an impact on AHC because of the non-circumvention clause of the licensing agreement and the large stock holdings of KenMar Company Trust in AHC.

KENMAR Company Trust

KenMar Company Trust ("KenMar") is a private trust which invests in various companies. It provides consulting services to AHC. There is no conflict between its stock holdings in AHC or its consulting agreement with AHC and any other of its investments. The acquired patents and the licensing agreement are described above.

Through an International Licensing and Consulting Agreement (the "Agreement"), between KENMAR and AHC dated February 25, 1997, KENMAR obtained ownership to several patents from ASI. KENMAR appointed AHC as its non-exclusive master licensee for the manufacture, sales and distribution of products derived from the suspension technology for the entire world subject to its performance of the terms of the agreement. Under the terms of the agreement, KENMAR has the right to engage in similar agreements with other master licensees for the same geographical area. For grant of the licensing rights, AHC transferred 1,700,000 shares of stock in AimRite Systems International, Inc. and 2,000,000 shares of stock in AHC. In further consideration for the grant of license, for each sale, KENMAR is entitled to receive 8% of the price charged by the Company. KENMAR assigns 2% of the total payment due to KENMAR to James Hamilton and Lonnie Woods, the two developers of the COAST, who are also the consultants, respectively, of the Company (see Item 5).

AimRite has a website that can be visited at www.aimrite.com.

The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets, and in order to adhere to the new Eligibility Rules adopted by the NASD. In the event the Company's obligation to file periodic reports is suspended pursuant to the Exchange Act, the Company anticipates that it will continue to voluntarily file such reports.

                       Business of Issuer

AimRite Holdings Corporation (AHC), through a through a non-exclusive master license, holds the worldwide patent rights to arevolutionary suspension system called Computer-Optimized Adaptive Suspension Technology (COAST) through the above mentioned Agreement. Thispowerful computer-controlled system can adjust and control up to nine dynamic suspension parameters on all wheels of any land surface vehicle over 400 times per second.

The Company has entered into an agreement with Logic Innovations, which provides for the manufacture of the computer components for the COAST technology. Under the terms of the agreement, Logic Innovations, Inc. will specify, design, fabricate, test and document the COAST product. The Company will provide the COAST mechanical, pneumatic, electromechanical devised, installation of the COAST system in the rolling chassis (GM Suburban, see "Item 2"), the second pass of any specification, design, fabrication, testing and documentation, additional development costs and travel costs to the Company facilities. The rate is $110.00 per hour for hardware and software engineers for effort completed in San Diego. An agreement with King Technologies consisted of a bid to manufacture valve components.

The COAST concept was born in 1985. All patents associated with the COAST were developed by James Hamilton and Lonnie Woods, who are now consultants to the Company through an agreement with KenMar Company Trust. The theory of operation was presented at a major automotive conference in Michigan and later published in the November 1985 issue of IEEE Transactions on Industrial Electronics. By 1987, some simple hydraulic test devices had been developed and several patents had been issued that covered the fundamental principals of the system. It was not until recently that improvements in computer technology and miniaturization of electronic components have made the system commercially feasible.

There are two types of systems that control automobile suspension
- active and passive. Active systems operate by use of hydraulics, with pumps, high-speed valves, and other expensive, heavy parts involved. Hydraulic feedback systems are required so that a central unit is made aware of the pressure required at each wheel. Passive systems, while smaller and lighter, have not been able to achieve the performance normally attributed to active systems, since they do not adjust automatically to road conditions, but are instead set by the driver.

The COAST system provides performance comparable to active systems without the need for the types of components needed in active systems. The performance is achieved utilizing inexpensive hardware similar to that required for passive systems. With COAST there are no pumps, hoses, servovalves, and complex sensory feedback units. Instead, it uses four computer-controlled hydraulic units (6 units for a bus) to calculate and respond to changing road conditions in milliseconds, providing comfort, balance, and strength while reacting to situations that are impossible for conventional shocks to handle adequately. The hardware, located at each wheel, consists of a damper, two solenoid valves, and a position sensor, together with a computer that controls response and transmits power to the wheel unit. Each computer is connected by wire to a central controller which can be mounted anywhere aboard the vehicle. In appearance, it could be mistaken for a small car stereo amplifier, yet can power the entire hardware system using less wattage.

Each system also includes a simple control panel near the driver that allows for ride comfort adjustment of the suspension, and identifies any problems or failures for quick repair. There is also an optional air spring control module that controls the ride height and automatic leveling to gravity for overnight camping for vehicles that have air suspensions (buses & RVs).

The COAST system is totally automatic, continuously monitoring and controlling the vehicle's ride performance to provide soft and stable ride characteristics at all times. The COAST suspension system can be configured to any specific land surface transportation vehicle model such as cars, trucks, buses and agricultural equipment. COAST adjusts and controls up to nine dynamic areas of a vehicle's suspension 400 times per second. COAST, through its computer-controlled technology, adjusts and controls any land vehicle's suspension to simultaneously provide luxury ride and handling for highway and off-road conditions. These nine parameters of vehicle motion are:

     1. Roll: refers to the tilt sideways of a vehicle when cornering.

     2. Pitch: refers to the tilt forward or backward when vehicle is braking, cornering, or accelerating.

     3. Sprung Natural Frequency (SNF): refers to the tendency of the vehicle to oscillate on the springs when started in motion. The spring rate and vehicle weight determines the natural frequency of motion, typically about 1 Hz.

     4. Unsprung Natural Frequency (UNF): refers to the tendency of the wheel to oscillate between the spring and the road surface when started in motion. The spring rate and wheel axle weight determines the natural frequency of motion, typically about 10 Hz.

     5. Stored Energy (SE): the energy stored in a spring when compressed. For the purposes of COAST, it refers to the energy in a suspension spring when it has been compressed beyond its normal position such as when a vehicle enters a steep driveway. The wheels compress upwards toward the chassis when hitting the ramp and release that energy by causing the front of the vehicle to rise sharply and the rear to squat downward. Because the rear has been lowered it has less than normal clearance when it hits the same ramp.

     6. Pumping Down (PD): refers to a situation when the shock absorber compression forces during rapid wheel movements are less than the rebound force such that the net or total resulting force on the chassis is predominantly downward, thereby overpowering the spring force and pulling the chassis lower to the ground so that there may be sufficient clearance and bottoming out occurs.

     7. Bottoming Out (BO): this refers to the condition where a bump or other influence on the chassis or wheel causes the axle to try to rise toward the chassis closer than it can physically, that is, to exceed the dynamic range of the travel of suspension. This can cause a severe jolt to the passengers and possibly damage the shock absorber or suspension.

     8. Topping Out (TO): this refers to the condition where a hole or other influence on the chassis or wheel causes the axle to try to fall away from the chassis further that it can physically, that is, to exceed the dynamic range of the travel of the suspension. This can cause a severe jolt to the passengers and possibly damage the shock absorber or suspension.

     9. Height Control (HC): this refers to the adjustment of the overall average height of the chassis above the road surface. It is accomplished by changing the air pressure in air springs (if used in the suspension).

All of the products will use the COAST technology. Management believes that COAST is the most powerful suspension system ever offered to the automotive industry with hardware similar to that required for passive systems. The COAST system achieves its flexibility by the size of the actuator as determined by the weight of the vehicle. There are no specific costs associated with these applications.

The Company's day to day operations now and during the past year have consisted of the refinement of the COAST technology, presentations to potential customers, consolidation of the facilities, manufacture of systems for installations on test vehicles and raising of capital.

The  funding  has been received to implement the  business  plan.
There are no plans to liquidate or become a "shell company".

ITEM 2    MANAGEMENT'S PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

The initial distribution strategy will be to begin sales of the COAST product in the markets, which are the automotive after-markets that have not seen an influx of new products, but whose products are generating profit. The after-market is that market that sells performance or appearance enhancing products for vehicles after they have been purchased from the manufacturer The automotive after-market looks for new products that have the ability to generate high profit margins. There are currently no computer controlled suspensions available for any automotive after-market applications and thousands of dealer distributors looking for this type of product. As a new product, the COAST suspension system will initially have a high sticker price due to low volumes, so the marketing strategy must be constructed carefully in the beginning. There are three types of `volume' customers that AimRite can focus on before the final consumer.

     1. Direct OEM - AHC has started developing the Original Equipment Manufacturing (OEM) business for the COAST system with high-end vehicles. These vehicles consist of luxury buses, motorhomes and heavy duty trucks. These sales will involve shipping systems direct to the OEM factories, representing the simplest distribution requirements. Although no formal agreements have been signed, AimRite has two customers in this category already waiting for product. The Company will broaden this market by attending trade shows, making personal sales contacts with demonstrations, and publishing articles in trade publications.

     2. OEM/Independent Customizers - These manufacturers offer special options, such as Chevrolet's Z71 Off-Road package which includes Bilstein shocks with special tire and wheel packages, and Ford's Eddie Bauer limited edition truck package. In addition, custom vehicle outfitters will be utilized. These businesses custom-build special sport utility vehicles, heavy duty trucks and buses that can cost twice as much as the factory vehicle.

     3.   Retail & Others - In addition to the OEM customers, AimRite is developing a program for the new & used auto dealerships, along with parts stores, to install the COAST system on used buses, motorhomes and heavy duty trucks. AimRite will also be exploiting traditional automotive distribution channels worldwide, which include national chain stores, new car and truck
       dealerships,  high  performance  automotive  dealers   and
       distributors, military, motorhome dealers (new and used), specialty shops, etc.

During the development of the automotive after-market for COAST in the SUV, motorhome, truck and bus industries, AHC will be preparing to enter a much larger market with a simplified version of the COAST system that is currently under development. The cost of this simplified system will be about 80% of the full system, with only a small reduction in performance. Since this performance loss applies primarily to the off-road and high performance markets, the impact will be minimal. More importantly, the new system is smaller and more easily applied to the remainder of the automotive market.

AimRite will be developing similar strategies for related damped suspensions, such as seats on farm tractors and in luxury cars.

COAST's technology, performance and cost of production are all covered by powerful hardware and software patent protection. COAST is positioned to be the first supplier of computer controlled suspension systems to the automotive after-market. There are very few industry participants in this field because it is so new. The major automobile manufacturers have been developing computer controlled suspension systems for their luxury vehicles and some other major manufacturers of after-market suspension components have prototype systems that are proprietary and have yet to appear as viable commercial systems. In general, most of the participants are major manufacturers that are focused on their own high-end vehicles. The after-market has generally been ignored.

COAST currently has no direct competition due to its power, cost, and both OEM and AFTER-MARKET applications. There are now and have been some active and semi-active suspension systems on high-end OEM luxury cars (e.g. Cadillac, Lincoln, Infiniti, etc.), but there are no after-market computer-controlled suspensions systems. Although the Company's business plan initially targets speciality and after-market vehicles, COAST is equally useable on standard vehicles, such as the Ford Taurus and Buick Century. Most importantly, the COAST system would likely offer significantly improved performance over the current OEM systems.

The closest competitor in the after-market is a system developed by Hyrad Corporation and sold through Rancho Suspensions, a subsidiary of Tenneco. It consists of 4 manually adjustable shocks connected to a control box on the dashboard. There is no computer or intelligence of any kind. The driver must manually turn a knob to change the damping characteristics from soft to harsh. Officers of Hyrad have contacted us to explore the possible application of the COAST controller and algorithms to a new damper they are developing. However, the contact with Hyrad was terminated after it was determined that its system could not support the COAST technology.

The COAST system will initially be manufactured by using outside vendors to build all machined parts, components, circuit boards, cables, etc. AHC will perform final assembly, packaging and shipping of the product. As the production volume increases, more of the fabrication work will be brought `in-house' to lower the cost and increase the market share. How fast production capacity is moved inside will largely depend on the availability of capital for acquisition of the required equipment and facilities.

The Research and Development has been completed and the system is currently being installed on two vehicles supplied by General Motors. The Company has purchased a 1999 GM Suburban for demonstration purposes. The Company already has six potential customers who are evaluating the COAST suspension systems. The Company has made contacts with key companies in its potential client base as outlined below. These potential clients are still evaluating the technology. AHC will be installing one COAST system on each vehicle supplied by the following potential clients for evaluation of the COAST technology or the potential customer will experience the COAST technology in a Company owned vehicle the Company has purchased a 1999 GMC Suburban for this purpose:

     General Motors Corporation

     Corporation - AHC will be installing COAST systems on two vehicles of GMC's choice for evaluation. The Company has already received the first vehicle, a Chevy Blazer, and expects to soon receive a Yukon as the second vehicle. The two vehicles represent a small and large vehicle application so GM can better determine the range of vehicles on which it could apply the COAST system.

     Visteon Automotive Systems (Ford) - The Company will be installing a COAST system on a vehicle of Visteon's choice for evaluation of the COAST technology. As soon as the desired vehicle is chosen, it will be delivered. Visteon is a global leader in designing innovative automotive technologies that reflect consumers' top concerns: safety, convenience, quality, and reliability.

     Tenneco Automotive (Monroe)

     (Monroe) - The Company has been asked to provide a COAST equipped vehicle for Tenneco's evaluation as soon as possible. They have indicated that if COAST works as well as claimed, they would get involved with AHC in some way. Tenneco is one of the world's largest producers and marketers of ride control products and exhaust systems.

     Freightliner Custom Chassis Corporation

     Corporation - The Company expects to receive a Fleetwood motorhome for installation of a COAST system for evaluation. They have asked if production COAST systems will be available by the end of 1999. Freightliner is a manufacturer of premium class 3-8 chassis for the school bus, delivery van, motorhome and shuttle bus industries and is the number one diesel manufacturer in the Type A motorhome market, selling chassis to some 12 OEMs.

     Oshkosh Truck Corporation

     Corporation - AHC will be installing a COAST system on their new heavy duty airport fire truck. Even though the truck has 8 wheels and weighs in excess of 100,000 pounds, management believes the COAST technology will be able to significantly improve the ride safety & performance. Oshkosh has also expressed interest in applying COAST to other Oshkosh vehicles.

     National Automotive Center (Military)

     (Military) - AHC has provided drawings of the COAST system for integration on a new military truck being developed. NAC identifies the dual needs of the military and industry and then forges partnerships to provide innovative new technologies. The COAST system has been targeted for its new COMBATT truck program (COMmercially BAsed Tactical Truck). As part of the COMBATT program, the Company will deliver a COAST system for evaluation later this year, with additional systems to be delivered next year.

The Company has expended approximately $6,500,000 on the COAST technology throughout its development. This amount is the total number of hard dollars that has been invested by individuals on the development. The investments are detailed as follows:

Principal suppliers at present are Logic Innovations for computer parts and King Technologies for the suspension parts.

No government approval or compliance with environmental law is known by the Company to be necessary at this time.

Approximately 50% of the time was spent on research and development in the last two fiscal years. The cost of such activities is not borne directly by customers unless there is a specialized application of COAST requested. The are no such specialized applications under contract at this time.

The COAST system is covered by very strong patents that will provide for a 17-20 year lock down on the technology. AHC, through its non-exclusive master license, will control the U.S. and Foreign issued patents. KenMar has the right to engage in similar agreements with other master licensees for the same geographical area as well as make direct sales of products derived from the suspension technology. These patents are related to computer controlled suspension systems, dampers, positions switches, or vehicle leveling and height control used on automobiles, trucks, and motor coaches. Further, there are international applications designating numerous countries (including the U.S.). Through the terms of the Agreement, the Company will pay to KENMAR a minimal royalty consisting of 8% of the price charged by the Company. The royalty payments are reflected on the financial statements.

The  Company  can satisfy its cash requirements for the  next  12 months. It plans to raise additional funds, if necessary, though the exact method has not been discussed at this time.

                  Notes to Financial Statements

The Company obtained funds to commence manufacturing and has not concluded any licensing agreements for the systems.

The   Note  payable  as  discussed  in  the  Notes  to  Financial
Statements is to KenMar for services to the Company. The note is held by KenMar and there will be no material consequences of non payment.

                            Employees

The current staffing is very lean, being composed of a small number of officers and directors working with a variety of key consultants, subcontracting facilities and machine shops. Management devotes 100% of their time to the Company. At present, there are no employees. As production and sales increase, full time personnel and staff will be acquired to best grow with the company.

                      Year 2000 Compliance

All computers have been developed with Year 2000 compliant technology by Logic Innovations. All testing has been satisfactory. No further tests are planned. The Company has no information on testing by potential customers. The computer control system used by COAST does not rely on dates, therefore Y2K is not an issue.

                          Risk Factors

The Company's business is subject to numerous risk factors, including the following:

CHANGES IN THE TRANSPORTATION VEHICLE INDUSTRY. The transportation vehicle business in general, and the vehicle suspension business in particular, are under going significant changes, primarily due to technological advances. These advances have resulted in the availability of alternative types of vehicle suspensions such as Mazda's electronically controlled hydraulic shock absorbers, the Lotus hydraulic servo system, and Ford's automatic load leveler. Nissan-Infiniti offers an extremely complicated system consisting of pumps, hydraulic actuators, various force and height measuring sensors, and a sophisticated computer to control everything. Some models of Cadillac have a new suspension called Road Sensing System (RSS) which incorporates fast-acting hydraulic solenoid valves, position sensors, accelerometers and a computer module. It is impossible to accurately predict the impacts that these and other new technological developments may have on the vehicle suspension industry.

RISKS OF VEHICLE SUSPENSION PRODUCTION. Many of the factors which may affect the Company and its affairs are subject to change or are not within the control of the Company, and the extent to which such factors could restrict the activities or adversely affect the viability of the Company or the value of its holdings are not currently ascertainable.

The success of a particular vehicle suspension model is largely dependent upon public taste which is both unpredictable and susceptible for anyone to accurately predict the success of any vehicle suspension model may also be significantly affected by the popularity of other projects then being distributed. Accordingly, investors face the serious risk of losing their entire investment if the Company's projects are, in total, commercially unsuccessful or unprofitable.

The Company will be subject to the risks inherent in the production of vehicle suspensions including, without limitation, delays in completion of production causing increases in production costs of completing the production, or possible abandonment of production.

GENERAL PRODUCTION RISKS. There is a general risk that commercial production and marketing of vehicle suspension systems will never commence. Production risks include delays, death or termination of key personnel, cost overruns and defects in components or production equipment. Delays may be caused by labor disputes, defective production equipment, incompetent personnel, or design flaws. Cost overruns may occur if there are cost changes, design changes, uninsured losses from causes such as natural disasters or delays in production, or other unplanned expenses. Each vehicle suspension production model is different, and past performance is no guarantee of future success. Though the Company has taken every precaution to assure commercially successful production and marketing, circumstances could arise which would overcome its ability to complete and/or deliver the vehicle suspension systems.

Some categories of personnel who may be involved in the Company's projects may also be members of guilds or unions, which bargain collectively with vehicle suspension system manufacturers on an industry-wide basis from time to time. Any work stoppages or other labor difficulties could delay the production of the vehicle suspension systems, resulting in increased production costs and delayed returns to Investors. The Company does not anticipate hiring any guild or union personnel.

REGULATORY FACTORS. The Company is regulated with respect to the offer and sale of its securities by federal and state statutes and governmental regulatory bodies, including the SEC and state securities regulatory bodies. Compliance with the complex laws and regulations governing the business of the Company is difficult, expensive, and time-consuming and requires significant managerial supervision.

If trading were to be halted by any regulatory agency, the Company's ability to complete its capitalization may be totally restricted.

Additionally, failure to comply with such laws and regulations could result in material adverse effect on the Company. Further, any changes in any of these laws and regulations could result in a material adverse effect on the Company.

The Company is subject to all governmental regulations relating to the normal operation of a business but not specifically relating to the sale of the COAST technology.

LIMITED OPERATING EXPERIENCE. The Company has not generated any revenues since its inception and has a limited operating history. There can be no assurances that the Company will operate at a profit. There can be no assurances that the growth strategies identified by management will be successful, or, if they are successful, that they will have a positive effect on the earnings of the Company.

ITEM 3.   DESCRIPTION OF PROPERTY.

The corporate and administrative offices are located at 227525 Stevens Ave. West, Solana Beach, CA 92075. The Company has entered into a lease agreement with Shurgard which provides the Company with a two story building of approximately 7,128 square feet for corporate offices, research and development, testing and installation of the COAST systems on a one half acre site. The ten year lease incorporates 20,000 square feet of land for future expansion. The base rent is $10.80 per square foot (on an annual basis) on the building for 10 years with two ten year renewal options. The lease also contains an option to terminate the lease if the business is purchased with 6 months notice and the payment of 9 months rent as a termination fee. The base monthly rent of $3,375.00 will increase according to the consumer price index on a yearly basis. The lease commenced in July, 1999. The Company obtained free rent for the first six months.

The resident office in Las Vegas, Nevada is located at 3675 Pecos-McLeod, Suite 1400, Las Vegas, NV 89121. All other activities have been consolidated to the new facility described below.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of Friday, May 27, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. Note that the only beneficial owners of more than 5% of the common stock are the directors - therefore, only one table is presented.



Title of Name/Address                 Shares            Percentage
Class    of Owner                     Beneficially      Ownership
                                      Owned
Common   The Coleman Family Trust:    15,092,090        52.12%
         Kenneth P. Coleman & Mary
         Kay Koldeway-Coleman
         655 San Raodolfo Dr. #124
         Solana Beach, CA 92075
Common   The Coleman Family Trust:    15,092,090        52.12%
         Kenneth P. Coleman
         655 San Raodolfo Dr. #124
         Solana Beach, CA 92075
         Mary Kay Koldeway-Coleman
         655 San Raodolfo Dr. #124
         Solana Beach, CA 92075
Common   Stanczyk Investment Co.:     126,800           0.44%
         Richard Stanczyk (Rick
         Stanczyk)
         1297 Orchard Glenn
         Encinitas, CA 92024
Common   Stanczyk Investment Co.:     126,800           0.44%
         Richard Stanczyk (Rick
         Stanczyk)
         1297 Orchard Glenn
         Encinitas, CA 92024
Common   Total Ownership over 5% and  15,218,890        52.56%
         Directors and Officers (2
         individuals)
Common   Total Ownership over 5% and  15,218,890        0.44%
         Directors and Officers (3
         individuals)
Preferre James One Twelve, Ltd.       211,640           75.68%
d
Preferre James One Twelve, Ltd.       211,640           48.15%
d        Principal:  Robert L.
(Series  Sanders
B)       c/o R.L. Sanders Family
         Trust
         3906 Via Canrejo
         San Diego, CA 92130
Preferre Independent Marketing        38,000            8.64%
d        Associates Ltd
(Series  Mr. Lewis Rowe
B)       P.O. Box 1561 GT
         Zephyr House
         Mary Street
         Grand Cayman Islands
         British West Indies
Preferre Infinity Enterprises         159,936           36.38%
d        Principal:  Mr. Paul
(Series  O'Malley
B)       c/o AimRite Holdings Corp.
         525 Stevens Ave. West
         Solana Beach, CA 92075
Preferre Dawn Coslett and Terry       25,000            5.69%
d        Demuth
(Series  c/o AimRite Holdings Corp.
B)       525 Stevens Ave. West
         Solana Beach, CA 92075

Please Note: Kenneth Coleman and Mary Kay Koldeway-Coleman are the beneficial owners of the shares held by The Coleman Family Trust. Richard Stanczyk is the beneficial owner of the Stanczyk Investment Co.
The KenMar Company Trust has large stock holdings in AHC.
Added Note: The Series A preferred stock has voting rights. Series B does not. No determination has been made as to Series C. None of the shares of Series A or Series C have been issued.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS



The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Kenneth P. Coleman       53                President/Direc
655 San Raodolfo Dr.                       tor
#124
Solana Beach, CA 92075
Mary Kay Koldeway-       43                Secretary/Direct
Coleman                                    or
655 San Raodolfo Dr.
#124
Solana Beach, CA 92075
Richard Stanczyk         58                Treasurer/Direct
1297 Orchard Glenn                         or
Encinitas, CA 92024

Kenneth  P.  Coleman; President: Dr. Kenneth Coleman has  been  a
Director  and  Officer  of the Company since  its  inception.July
1995.

Since 1995, Dr. Coleman has been responsible for the day to day operations of the Company as is President.

Since 1994, Dr. Coleman has also been responsible for the management of the KenMar Company Trust Investments.

As Chairman of the Board of Tunex International, Inc., Salt Lake City, Utah, Dr. Coleman was responsible for the administration of goals and policies, expansion capital, and overall well-being of the organization. As a publicly traded corporation, Tunex serves the automotive after-market with a multi-million dollar budget, 60 franchise locations in 10 states, and 400 personnel. Tunex supplied parts and equipment to the automotive aftermarket.

As President of the International Foundation of Consultants, Salt Lake City, Utah and Pasadena, California, Dr. Coleman served as a co-consultant to over 45 corporations. He aided in the overall development of corporate image and management and assisted in acquisition mergers. Dr. Coleman also provided private counseling to executives and conducted seminars and workshops nationally as well as developed radio and TV programs and supervised staff.

Since  1993,  Dr. Coleman has been President and CEO  of  Aimrite
Systems International, Inc., a publicly traded company located in San Diego, California.

Dr. Coleman's educational background includes:

     BA   in  Psychology,  Minor  in  Pre-Medicine,  Boise  State
       University, 1971

     Educational Psychology, Butler University, 1971

     MS in Counseling Psychology, Purdue University, 1973

     Philosophy of Psychology, Oxford University, 1973

     Industrial and Group Psychology, Burnell University, 1978

     Psychological  Testing,  University of Southern  California,
       1979

     Ph.D.  in  Psychology, Minor in Management,  Pacific  States
       University, 1979

Mary  Kay  Koldeway-Coleman; Secretary: Mrs. Mary  Kay  Koldeway-
Coleman  has  been  a Director and Officer of the  Company  since
1997.

Since 1997, Mrs. Coleman's experience has been exclusive as Secretary of the Company and managing the day to day operations of the Company.

Since  1993,  Mrs. Coleman has been an Officer  and  Director  of
Aimrite   Systems  International,  Inc,  where   she   has   been
responsible for its day to day operations.

Since 1978, Mrs. Coleman has taken her professional background serving businesses and corporations in seminars and testing placement programs. She consulted with Tunex Corporation, Salt Lake City, Utah, an after-market automotive industry, and franchise organization. She has also worked in sales, management, payroll and workmen's' compensation.

From 1978 to 1980, Mrs. Coleman was an Assistant with James A. Evenson, Economist & J.D., Boulder, Colorado. There she estimated economic losses for personal injury and wrongful death cases, maintained client files, designed and developed graphics for litigation, and prepared legal reports for expert witness testimony.

From 1980 to 1982, she was a Research Associate with Frank K. Stuart & Associates, Salt Lake City, Utah. She collected, organized and transcribed business correspondence for legal review. She also wrote objective reports form collected documents for counsel.

From 1982 to 1985, Mrs. Coleman was a Trade Director with Barter Systems, Inc., Salt Lake City, Utah. There she maintained client requests and accounts, purchased new products, obtained new accounts, was responsible for doubling trade volume in one year, and oversaw staff meetings.

From  1985  to  1990,  Mrs.  Coleman was  the  Vice-President  of
Operations at Goldman, Ltd., San Francisco, California. After receiving her paralegal degree, she developed and managed the company as a new corporation including filing the required articles of incorporation and acquiring the necessary licenses. She researched federal and state laws regarding label approvals, international shipping, bonding, customs and warehousing. She wrote advertising brochures and articles in national trade magazines. She also managed sales people and coordinated shipping lines for international ocean freight.

Mrs. Mary Kay Coleman's educational background includes:

     BA   in  Psychology  &  Sociology,  Western  State  College,
       Gunnison, Colorado, 1978

     Paralegal  degree from Westminster College, Salt Lake  City,
       Utah, 1985

Richard Stanczyk; Treasurer

Richard Stanczyk has been a director and Chief Financial Officer of the Company since August, 1993.

Since 1993, Mr. Stanczyk's experience has been exclusive as the Chief Financial Officer of the Company.

From 1990 to 1993, Mr. Stanczyk was a Chief Financial Officer for
M.V.F. Marine, National City, California.

From  1978 to 1990, Mr. Stanczyk was self-employed as an enrolled
agent,   professionally   licensed  to   represent   individuals,
partnerships and corporations in all matters relating to income, payroll and taxation, in Colorado and California.

Mr. Stanczyk's educational background includes:

     Bachelor of Science Degree in Accounting, Detroit College

Kenneth and Mary Kay Koldeway Coleman are husband and wife. There
are   no  other  family  relationships  among  the  officers  and directors.

                           Consultants

James M. Hamilton also provides services to AHC under the consulting agreement with KenMar Company Trust as the Director of Engineering. He is the co-inventor of the COAST system. He is responsible for all development aspects of the computer programs and hardware associated with COAST. He has published technical papers for the Institute of Electrical Electronic Engineers, the world's largest engineering society. He received a BS in Electrical Engineering with Honors from Loyola University in 1972 and his MS in Computer Science from UCLA in 1974. For 15 years he worked for Hughes Aircraft Company and held the positions of Senior Project Engineer, Department Manager and Senio Scientist.

Lonnie K. Woods is a consultant to KenMar Company Trust. He provides services to AHC under its consulting agreement with KenMar Company Trust as Executive Director of COAST Operations. All patents associated with COAST were co-invented by him. He was the founder in 1969 and President of Rough County Inc., an off-road suspension company with annual sales of over $6,000,000 After selling the company, he served as Project Manager (Mexico Operations) for Kelpie Industries USA Inc. from 1988-1989 and from 1990-1992, he was President of Deltron, Inc. Mr. Woods has used his experience and contacts in the automotive industry to help AHC establish and implement a comprehensive marketing and development plan for the COAST.

The Company has not obtained key-man life insurance or entered into any employment agreements with management.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid or anticipated to be paid by the Company. Through the Licensing and Consulting Agreement [see "Exhibit 10.1, paragraph 5(a)], KENMAR provides the services of consultants to personally assist the Company in the closing of major potential sales by distributors. The Company, in turn, pays KENMAR a $50,000 monthly consulting fee for management, engineering, development and legal services. The Officers of the Company are consultants working for KENMAR.
Any compensation is paid directly to them by KENMAR. Kenneth Coleman and Mary Kay Koldeway Coleman are also the Trustees for KENMAR Company Trust.

To  date, KenMar has paid Mr. Stanczyk $45,000.00 and Dr. Coleman
$20,000.00.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no promoters of the Company.

Kenneth and Mary Kay Koldeway Coleman are husband and wife. There are no other family relationships among the officers and directors.Coleman and Mary Kay Koldeway Coleman also serve as the Trustees for the KENMAR Company Trust. KENMAR currently holds the patents to which the Company is a licensee. KENMAR also has a consulting agreement in which the Company pays KENMAR a monthly consulting fee.

The Company has no policy prohibiting it from entering into transactions with affiliates.

Note: The major stock holder of the Company is also the major stockholder of AST and ASI.

Added Note: All transactions involving KenMar Company Trust were approved by a disinterested majority of the board and no board member with any interest or holdings in the Company or KenMar voted in approving any such transactions.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is traded on the over-the-counter market in the United Stateshas been currently been de-listed from the OTC-BB exchange and is now quoted on the Pink Sheets under the symbol [NASD OTC BB: AIMH].AIMH. The following table sets forth the high and low bid quotations:

            Qtr. Ended   Low/Bid     High/Ask
            June 30,     0.50        1.67
            1997
            Sept. 30,    0.1875      1.12
            1997
            Dec. 31,     0.125       0.1875
            1997
            March 31,    0.9375      1.1875
            1998
            June 30,     0.25        1.52
            1998
            Sept. 30,    0.16        0.64
            1998
            Dec. 31,     0.11        0.42
            1998
            March 31,    0.125       1.00
            1999
            June 30,     0.625       3.125
            1999

Note: The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Source: America Online, WWW.ASKRESEARCH.COM.

There  are  208 record owners of the Company's common stock.  The
Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

The Company's common stock is considered a "penny stock" under the Commission rules.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On March 13, 1996, the Company issued approximately 14,000,000 to pay the debts of the Company. Then on May 25, 1996, the Company authorized a 20:1 reverse split for its then outstanding stock. On May 31, 1996 the Company then issued an additional 6,800,000 shares of its common stock to pay additional debts valued at $166,234 and 50,000 of its common stock for services rendered to the Company valued at $8,000.00. On June 25, 1996, the Company issued 200,000 shares of its common stock for a total consideration of $4,000.00 to total of two investors. During September 1996, the Company issued approximately 726,000 for services rendered to the Company valued at $246,090.

On February 12, 1997, the Company issued approximately 27,773 shares of its common stock in exchange for $15,000 and an additional 1,054,275 shares of common stock were issued at $.10 per share for consulting services performed, and 2,000,000 shares of its common stock were issued at $.63 per share for a licensing agreement for its current product offering. On February 24, 1997, the Company issued 14,546 shares of its common stock for a consideration of $8,000.00 On June 5, 1997 the Company issued 400,000 shares of its common stock for a consideration of $8,000.00.

During January 1998, the Company issued 3,500,000 shares of its common stock for services rendered to the Company. During March 1998, the Company issued an additional 2,000,000 shares of its common stock for payment of services valued at $.63 per share. During April 1998, the Company issued an additional 120,010 shares of its common stock at $.63 per share for payment of consulting services. During September 1998, the Company issued 40,000 shares of its common stock at $.63 per share for consulting services and an additional 6,000,000 shares of its common stock in payment of a loan at $.25 per share. On June 10, 1998, the Company sold a total of 2,500,000 shares of common stock for a total consideration of $250,000.00 to a total of five individuals.

amended.

During January and May of 1999, the Company sold a total of 2,000,000 shares of common stock for a total consideration of $500,000. During June and July of 1999, a total of 439,576 shares of Series B Preferred Stock were sold for total consideration of $879,152, pursuant to exemption provided by section 4 of the Securities Act of 1933, as amended.

All issuances of the common stock were made in reliance upon exemptionspursuant to an exemption from registration provided by section 4 of the Securities Act of 1933, as Rule 504 of Regulation D.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 28,957,605 were issued and outstanding as of May 27, 1999. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                         Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of preferred stock, $0.001 par value per share. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The Company issued a total of 439,576 shares of Preferred Stock designated as Series B Preferred Stock in 1999. Series A preferred stock is a voting stock , in which the holders shall be entitled to have 100 votes for each share held. This Series B has no voting rights. The articles were amended to provide for an increase of common shares to 100,000,000 and 50,000,000 preferred. The Company has classified 1,000,000 shares as Series "A", 2,000,000 as Series "B" and 47,000,000 as Series "C". No
rights or other terms have been set for Series "C" preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock available to provide increased flexibility in structuring possible futureacquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefor, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult amerger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                 Shares Eligible for Future Sale

As of May 27, 1999, of the 28,957,605 common shares issued and outstanding shares, 17,700,004 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 289,576 as of the May 27, 1999) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report   of  Independent  Auditors,  Jones,  Jensen   &
            Company, dated July 20, 1999.

          Balance  Sheet  as  of  June 30, 1999  (unaudited)  and
            December 31, 1998.

          Statement of Operation for the years ended December 31, 1998 and December 31, 1997, for the six-month period ended June 30, 1999 (unaudited), and for the period from inception through June 30, 1999 (unaudited).

          Statement of Stockholders' Equity.

          Statement  of  Cash Flows for the years ended  December
            31, 1998 and December 31, 1997, for the six-month period ended June 30, 1999 (unaudited), and for the period from inception through June 30, 1999 (unaudited).

          Notes to Audited Financial Statements

                 CONSENT OF INDEPENDENT AUDITORS

Board of Directors
Aimrite Holdings Corporation
Solana Beach, California

We hereby consent to the use in this Registration Statement of Aimrite Holdings Corporation on Form 10-SB, of our report dated July 20, 1999 of Aimrite Holdings Corporation for the year ended December 31, 1998, which is part of this Registration Statement, and to all references to our firm included in this Registration Statement.

/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
July 29, 1999

                  INDEPENDENT AUDITORS' REPORT

Board of Directors
Aimrite Holdings Corporation
(A Development Stage Company)
Solana Beach, California

We have audited the accompanying balance sheet of Aimrite Holdings Corporation (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31,
1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aimrite Holdings Corporation (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah
July 20, 1999

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                          BALANCE SHEET



                                 January 1, 1999   December 31,
                                 through June 30,  1998
                                 1999 (Unaudited)
            ASSETS
CURRENT ASSETS:
Cash                              $860,650          $28
Other Receivable                  90,000
TOTAL CURRENT ASSETS             950,650           28
TOTAL ASSETS                     $950,650          $28
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
CURRENT LIABILITIES;
Accounts Payable                                    $2,524
Note Payable (Note 5)             $25,214           54,214
Accrued Liabilities               10,770            10,770
TOTAL CURRENT LIABILITIES        $34,984           $67,508
STOCKHOLDERS' EQUITY;
Preferred stock, $0.001 par       279
value
authorized 10,000,000 shares
issued and outstanding:
As of 12/31/98 - None
As of 6/30/99 - 279,640
Common stock, $0.001 par value,   28,958            26,958
authorized 50,000,000 shares
issued and outstanding:
As of 12/31/98 - 26,957,605
As of 6/30/99 - 28,957,605
Additional paid-in Capital        13,314,488        12,280,767
Stock subscription receivable                       (250,000)
Accumulated deficit               (49,484)          (49,484)
Deficit accumulated during the    (12,378,575)      (12,075,721)
development stage
TOTAL STOCKHOLDERS' EQUITY       915,666           (67,480)
(DEFICIT)
TOTAL LIABILITIES AND            950,650           $28
STOCKHOLDERS' EQUITY

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENTS OF OPERATION



                   January 1, 1999   January 1, 1998   Year Ended Dec.   Year Ended Dec.   September 6,
                   through June 30,  through June 30,  31, 1998          31, 1997          1988 (inception)
                   1999 (Unaudited)  1998 (Unaudited)                                      to June 30, 1999
                                                                                           (Unaudited)
REVENUE            $0                $0                $0                $0                $
                                                                                           0
EXPENSES:
General and         302,854           146,046           3,983,380         876,813           5,163,047
administrative
Total Expenses     302,854           146,046                             876,813           5,163,047
OTHER EXPENSES
Interest Expense                                        1,126,027         16,100            1,142,127
Loss on valuation                                       6,202,308         0                 6,202,308
of assets
Total Other                                            7,328,335         16,100            7,344,435
Expenses
LOSS BEFORE         302,854           146,046           11,311,715        892,913           12,507,482
EXTRAORDINARY
INCOME
EXTRAORDINARY
INCOME
Gain on debt                                            128,907           0                 128,907
release
Total                                                  128,907           0                 128,907
Extraordinary
Income
NET LOSS           (302,854)         (146,046)         (11,182,808)      (892,913)         (12,378,575)
BASIC NET LOSS                                         $(0.56)           $(0.08)
PER SHARE
BASIC WEIGHTED                                         19,961,889        10,943,486
AVERAGE OF SHARES
OUTSTANDING

The accompanying notes are an integral part of these financial statements.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
               STATEMENTS OF STOCKHOLDERS' EQUITY



                     Common Shares     Stock Amount      Additional paid-  Stock             Accumulated
                                                         in Capital        Subscription      Deficit
                                                                           Receivable
Balance, December    8,926,001         $8,926            $692,551          $                 $
31, 1996                                                                                     (
                                                                                             4
                                                                                             9
                                                                                             ,
                                                                                             4
                                                                                             8
                                                                                             4
                                                                                             )
Stock issued for     442,319           443               30,557
cash at $0.07 per
share
Stock issued for     2,000,000         2,000             1,252,643
Licensing Agreement
at $0.63 per share
Cancellation of                                          4,633,918
investment in
subsidiary
Stock issued for     1,054,275         1,054             104,373
consulting fee at
$.10 per share
Net loss year ended                                                                          (892,913)
December 31, 1997
Balance, December    12,422,595        12,423            6,714,042                           (942,397)
31, 1997
Stock issued for     2,500,000         2,500             247,500           (250,000)
cash at $0.10 per
share
Stock issued for     6,035,010         6,035             3,820,125
services at $0.63
per share
Stock issued for     6,000,000         6,000             1,499,100
debt conversion and
interest expense at
$0.25 per share
Net loss for the                                                                             (11,182,808)
year ended December
31, 1998
Balance, December    26,957,605        $26,958           $12,280,767       $(250,000)        $(12,125,205)
31, 1998

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS



                  January 1, 1999   January 1, 1998   Year Ended Dec.   Year Ended Dec.   September 6,
                  through June 30,  through June 30,  31, 1998          31, 1997          1988 (inception)
                  1999 (Unaudited)  1998 (Unaudited)                                      to June 30, 1999
                                                                                          (Unaudited)
CASH FLOWS FROM
OPERATING
ACTIVITIES:
Net Loss           $(302,854)        $(146,046)        $(11,182,808)     $(892,913)        $(12,378,575)
Adjustment to
reconcile net
loss to net cash
used by operating
activities:
Stock issued for                                      4,941,260         105,427           5,046,687
services and
interest expense
Debt forgiveness                                      (128,907)         0                 (128,907)
Write-off of                                                            651,980           651,980
subsidiary
receivable
Loss on valuation                                     6,202,308                           6,202,308
of assets
Changes in
operating assets
and liabilities
Decrease in       (90,000)                                                                (90,000)
accounts
receivable
Increase in       (2,524)           953               953               5,000             3,429
accounts payable
Increase in       (30,000)          110,825           9,926             (206,254)         (226,328)
accrued
liabilities
Net Cash Used in   (425,378)         (34,268)          (157,268)         (336,760)         (919,406)
Operating
Activities
CASH FLOWS FROM
FINANCING
ACTIVITIES:
Proceeds from                                          157,296           313,747           471,043
notes payable
Proceeds from      636,000                                                                 636,000
issuance of
preferred stock
Proceeds from      650,000           34,500                              23,000            673,000
issuance of
common stock
Net Cash Provided 1,286,000         34,500            157,296           336,747           1,780,043
by Financing
Activities
NET INCREASE      860,622           232               28                (13)              860,637
(DECREASE) IN
CASH
Cash, beginning   28                13                0                 13                0
of period
Cash, end of      $860,650          $245              $28               0                 $860,650
period
CASH PAID FOR:
Interest                                               0                 0                 0
Income taxes                                           0                 0                 0
NON-CASH
FINANCING
ACTIVITIES:
Stock issued for                                       $4,941,260        $105,427          $5,046,687
services and
interest expense
Stock issued for                                       $400,000                            $400,000
debt conversion

The accompanying notes are an integral part of these financial statements.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                Notes to the Financial Statements
                        December 31, 1998

                NOTE 1 - ORGANIZATION AND HISTORY

The Company was organized September 6, 1988 as Q-Com Corp. under the laws of the State of Nevada. On March 31, 1995, its name was changed to Drink World, Inc. On July 21, 1995, the Company changed its name to Aimrite Holdings Corporation (AHC).

On July 24, 1995, the stockholders approved a 2-for-1 forward stock split and approved changing the par value form $0.01 to $0.001. The Company changed the authorized number of shares of common stock to 50,000,000 and authorized 10,000,000 shares of preferred stock at $0.001 par value.

On July 25, 1995, the Company issued 8,000,000 shares of common stock to acquire an 80% interest in Aimrite Systems
International, Inc. (ASI)

During 1996, AHC issued 676,000 shares of common stock to pay debts of ASI. The Company also approved a 1-for-20 reverse stock split.

On February 5, 1997, the stockholders approved "spinning-off" the subsidiary, ASI, effective February 12, 1997. AHC acquired all of the assets, except patents, and all of the liabilities of ASI by returning 1,105,080 shares of ASI common stock to ASI. The Company also gave 1,753,400 shares of ASI stock to acquire a master marketing agreement and 426,548 shares for a master license to use the patents. An additional 2,000,000 shares of AHC stock was used to acquire the license and marketing agreements. Under the terms of the license and marketing agreements, AHC will also pay an 8% royalty for the right to manufacture and market the computer controlled shock absorber system and a computer controlled air suspension system developed by ASI.

     NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Accounting Method

The Company uses the accrual method of accounting and has adopted a December 31 year end.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes

As of December 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $11,500,000 that may be used in future years to offset taxable income through 2013. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

Cash and Cash Equivalents

For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation Allowance

The Company evaluates the recoverability of the marketing agreement and other intangible assets such as technology and drawings, and reviews the amortization period on an annual basis. Several factors are used to evaluate their assets, including but not limited to: management's plans for future operations, recent operating results and projected, undiscounted cash flows. The Company has established a valuation allowance of $6,034,433 which will be evaluated annually.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Prior Period Reclassification

Certain 1997 balances have been reclassified to conform to the presentation of the 1998 financial statements.

                  NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

                     NOTE 4 - GOING CONCERN

The Company has had no operations since the beginning of the development stage. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is currently seeking to obtain the funds to begin manufacturing. The Company is in negotiations with various automobile manufacturers to license their computerized controlled automotive suspension systems.

                      NOTE 5 - NOTE PAYABLE

On December 31, 1998, the Company had a note payable due to its patent attorney of $54,214. This note is unsecured and bears interest at the rate of 8% per annum. This amount, along with the accrued interest of $10,770, is delinquent.

             NOTE 6 - COMMITMENTS AND CONTINGENCIES

On December 15, 1996, the Company entered into a lease agreement for the premises in which the Company will operate. The agreement specifies a term of 5 years, commencing on December 15, 1996 and continuing until December 15, 2001, with a monthly payment of $1,180. Lease commitments for the years ended
December 31, 1999, 2000 and 2001 are $14,160 per year.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
           Notes to the Unaudited Financial Statements
                          June 30, 1999

             NOTE 1 - Condensed Financial Statements

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 1999, and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended June 30, 1999 and 1998 are not necessarily indicative of the operating results for the full year.

EXHIBITS

          3.1 Articles of Incorporation

          3.1AAmendment to Articles of Incorporation

          3.2 By-Laws

          10  International Licensing and Consulting Agreement